Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following is an advertisement of Comcast:

WHY TOGETHER IS BETTER FOR MORE AMERICANS:

FASTER INTERNET

MORE RELIABLE NETWORK MORE SECURE INTERNET NET NEUTRALITY PROTECTION LOW-COST
INTERNET ACCESS PROGRAMMING DIVERSITY

TOGETHER, A FASTER, MORE TOGETHER, NET NEUTRALITY RELIABLE BROADBAND NETWORK.
PROTECTION FOR MORE AMERICANS.

As a leader in high-speed Internet, Comcast has increased Comcast is the only
Internet service provider in America our fastest residential speeds 12 times in
12 years. We're bound by full Net Neutrality rules, ensuring an open investing billions in new, next-generation technologies, Internet and protecting customers. The transaction with and through the transaction with
Time[]Warner[]Cable, Time Warner Cable will bring Net Neutrality protection we'll create a stronger, more reliable and more secure to millions of new customers across the country. broadband network for millions of new customers.
TOGETHER, INTERNET ACCESS TOGETHER, DIVERSE PROGRAMMING FOR MORE LOW-INCOME
FAMILIES.

FOR MORE AUDIENCES. Comcast's Internet Essentials(SM) program is the largest
Comcast is focused on creating a positive environment and most comprehensive broadband adoption program for independent programmers. We carry more than in the nation, having signed up over one million low-160 independent networks and are committed to income Americans. Through the transaction with supporting 10 new cable channels, most minority owned. Time Warner Cable, Comcast will bring the power of the Through the transaction with Time[]Warner[]Cable, Internet to many more low-income families at home. independent voices will be able to reach new audiences across the country. Find out how we can do more together at
comcastcorporation.com/together

COMCAST + TIME WARNER CABLE. TOGETHER IS BETTER.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. After the registration statement fi led with the SEC is declared effective, a defi nitive joint proxy statement/prospectus will be mailed to Comcast and Time
Warner Cable shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE
JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE
FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL
CONTAIN IMPORTANT INFORMATION. Copies of the joint proxy statement/prospectus and other materials, including information about Comcast, Time Warner Cable and their directors and certain executive offi cers are available for free at
http://www.sec.gov, http://cmcsa.com or http://ir.timewarnercable.com or by contacting the Investor Relations Departments of Comcast at 866-281-2100 or
Time Warner Cable at 877-446-3689.